September 22, 2011

VIA EDGAR

Mr. Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Re:          Behringer Harvard Opportunity REIT II, Inc.

Form 10-K for the year ended December 31, 2010

Filed on March 30, 2011

File No. 0-53650

Dear Mr. Woody:

On behalf of Behringer Harvard Opportunity REIT II, Inc. (the “Company”), I am writing in response to comments of the Staff with respect to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), as set forth in the Commission’s letter dated September 8, 2011.  The heading and paragraph below correspond to the heading and paragraph of the Commission’s letter.  The Company responds to the specific comments of the Staff as follows:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

General

We note that you have not recorded impairment losses within your financial statements.  In light of the current economic environment and your knowledge that you have had to foreclose on a property in which you held a promissory note on a multi-family complex in Florida, please expand your disclosure in future filings and tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment to your properties.  In your response, please specifically address the properties being rented to tenants in Florida where more than 50% of your 2010 rental income was generated as well as to address how your assumptions for impairment testing may have been adjusted in response to your consideration of the current economic environment.

Response:  As noted in our Form 10-K for the year ended December 31, 2010, we focus generally on acquiring commercial properties with significant possibilities for short-term capital appreciation, such as those requiring development, redevelopment, or repositioning, those located in markets and submarkets with high growth potential, and those available from sellers who are distressed or face time-sensitive deadlines.  As reported on our Form 10-Q for the quarter ended September 30, 2009, on October 2, 2009 we, through a 90%-owned joint venture, purchased at a substantial discount a promissory note in default secured by a first lien mortgage on a 408-unit multifamily complex on a 28-acre site in Fort Myers, Florida from the Federal Deposit Insurance Corporation as receiver for Corus Bank, N.A.  The purchase price for the promissory note, which had an outstanding balance on the date of purchase of $65.8 million (including accrued interest), was $25.4 million plus closing costs.  We also noted in the filing that we were pursuing remedies under the promissory note including foreclosure of the property.  A final judgment of foreclosure was entered on March 22, 2010, and we obtained the fee simple interest to the property on May 10, 2010.  The loan was nonperforming at the time of acquisition and as such, we recorded interest income only when payment was actually received from the borrower.

As a result of obtaining a fee simple interest in the property, the identifiable assets and liabilities assumed were measured at fair value, resulting in a bargain purchase gain of $5.5 million, which was recognized in our consolidated statement of operations for the year ended December 31, 2010.

Our accounting policy regarding the impairment of our long-lived assets follows the guidance provided by Accounting Standards Codification (“ASC”) 360-10-35. In accordance with ASC 360-10-35-21, a long-lived asset should be tested for recoverability whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Examples of the types of events and circumstances that would cause management to assess our assets for potential impairment include, but are not limited to:  a significant decrease in the market price of an asset; a significant adverse change in the manner in which the asset is being used; an accumulation of costs in excess of the amount expected for the acquisition or construction of the property; major vacancies and the resulting loss of revenues, natural disasters; a change in our projected holding period; legitimate purchase offers and changes in the global and local markets and economic conditions.  When any such events or changes in circumstances occur, we assess potential impairment by comparing the total of the estimated future undiscounted cash flows expected to be generated over the estimated period we expect to hold the asset, including its eventual disposition, to the carrying amount of the asset.  Undiscounted cash flows may include a probability-weighted approach in considering the likelihood of possible outcomes, including the eventual disposition value.  Additionally, we may use broker opinions of value, appraisals, legitimate purchase offers or discounted cash flow analyses to determine the current value of a property.

As noted in our Form 10-K for the year ended December 31, 2010, the U.S. and global economies experienced a significant downturn that began in 2008.  We acquired our first property in October 2008 and did not make another investment until August 2009 as we monitored effects of the downturn on property values.  Of the ten investments in which we had an interest at December 31, 2010, nine (including the fee simple interest in the Ft Myers multifamily property described above) were acquired during 2010.  As a result, we were able to purchase the majority of our assets at low acquisition prices in a distressed economic environment.  We acknowledge management’s responsibility for the on-going evaluation of the volatile current economic environment and other factors that are considered in the impairment testing of our assets. In our future filings with the Commission, we will report expanded disclosure around investment impairment to include, as set forth above, examples of the types of events or changes in circumstances that would cause management to assess our investments for potential impairment.  We also propose to cross-reference our impairments disclosure to our real estate footnote when there is transactional activity or local events that influence our assessment of impairment on our assets.

As noted in our Form 10-K for the year ended December 31, 2010, we disclosed that more than 50% of our base rent for the year ended December 31, 2010 was generated from tenants from the State of Florida.  Our base rent generated in the State of Florida represents contractual base rental income of our nine-building medical office portfolio and revenue from our two multifamily properties.   The nine-building medical office portfolio was purchased in the fourth quarter of 2010 and was approximately 83% occupied at December 31, 2010.  The two multifamily properties, which were also purchased during 2010, were 96% and 94% occupied at December 31, 2010.  We will disclose in our future filings that our assets may at times be concentrated in a limited number of geographic locations and that to the extent that our portfolio is concentrated in limited geographic regions, downturns relating specifically to such regions may result in tenants defaulting on their lease obligations at a portion of our properties within a short time period, which may result in future asset impairments.  Finally, we will also cross-reference the geographic and industry diversification discussions to our impairments disclosure.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosures in the filings; (2) that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

By:	/s/ Kymberlyn K. Janney
Kymberlyn K. Janney
Chief Financial Officer